Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS OF

APOLLO EDUCATION GROUP, INC.

(As amended effective January 8, 2016)

The Amended and Restated Bylaws of Apollo Education Group, Inc. (the “Bylaws”) are hereby amended as follows:

1.	The following is hereby added as a new Article X of the Bylaws and a new Section 10.01 thereto:

“X. GENERAL PROVISIONS

10.01. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim against the corporation or any director, officer, employee, agent or shareholder of the corporation arising pursuant to any provision of the Arizona Revised Statutes or the Articles or these Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director, officer, or other employee of the corporation governed by the internal affairs doctrine shall be a state court located within the State of Arizona (or, if no state court located within the State of Arizona has jurisdiction, the federal district court for the District of Arizona), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Arizona (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Arizona in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be (i) deemed to have notice of and consented to the provisions of this Section 10.01 and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 10.01 of these Bylaws.

If any provision or provisions of this Section 10.01 of these Bylaws shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 10.01 of these Bylaws (including, without limitation, each portion of any sentence of this Section 10.01 of these Bylaws containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.”

2.	Except as expressly modified hereby, the Bylaws and all the provisions contained therein shall remain in full force and effect.